Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

March 4, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Taylor Morrison Home Corporation Registration Statement on Form S-3 (File No. 333-202431)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-202431) filed by Taylor Morrison Home Corporation on March 2, 2015:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Benjamin A. Aronovitch at (480) 448-3747 or Kevin E. Manz at (212) 373-3101.

Kind regards,

/s/ Darrell C. Sherman
Darrell C. Sherman, Esq. Vice President and General Counsel Taylor Morrison Home Corporation

cc:	Benjamin A. Aronovitch, Esq., Deputy General Counsel Taylor Morrison Home Corporation
John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP
Kevin E. Manz, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP